September 14, 2023

Mr. David Plattner
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zynerba Pharmaceuticals, Inc.
SC TO-T filed August 28, 2023
Filed by Harmony Biosciences Holdings, Inc.
File No. 005-88971

Mr. Plattner:

This letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated September 7, 2023 (the “Staff Letter”) regarding the Schedule TO-T (the “Schedule TO”) filed by Harmony Biosciences Holdings, Inc., a Delaware corporation (“Harmony”) and Xylophone Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Harmony (the “Purchaser” and together with Harmony, the “Filing Persons”), on August 28, 2023 (File No. 005-88971). The Filing Persons hereby set forth below responses to the comments of the Staff contained in the Staff Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff Letter. For the Staff’s convenience, the Filing Persons have incorporated the Staff’s comments into this response letter (in bold italics). Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (as amended, the “Offer to Purchase”).

Schedule TO-T filed August 28, 2023

General

1.	In the Offer to Purchase, please disclose – as was done in the August 14 press release – the per Share value of the various potential CVR payments, as well as the aggregate figure.

Response: Concurrently with our submission of this letter, the Filing Persons are filing an amendment to the Schedule TO, and exhibits thereto (the “TO Amendment”), setting forth, among other things, a more expanded disclosure of the per Share value of the various potential CVR Payments as well as the aggregate potential payments with respect to the CVRs.

2.
On pages 3 and 48, please clarify, if true, that Milestones 3 and 4, unlike the other Milestones, have no separate deadline by which achievement is necessary, other than the general termination date of December 31, 2040.

Response: Concurrently with our submission of this letter, the Filing Persons are filing the TO Amendment clarifying, among other things, that Milestone 3 and Milestone 4 have no separate deadline by which achievement is necessary other than the general termination date of the CVR Agreement of December 31, 2040.

3.
We note the copy of the Merger Agreement incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-37526) filed on August 14, 2023. Such copy, though labeled as the “Execution Version” and including signatures on the signature page, includes the following disclaimer on the cover page: “NO AGREEMENT, ORAL OR WRITTEN, REGARDING OR RELATING TO ANY OF THE MATTERS COVERED BY THIS DOCUMENT HAS BEEN ENTERED INTO BETWEEN THE PARTIES. THIS DOCUMENT IS INTENDED SOLELY TO FACILIATE DISCUSSIONS AMONG THE PARTIES IDENTIFIED HEREIN. IT IS NOT INTENDED TO CREATE, AND WILL NOT BE DEEMED TO CREATE, A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE BY THE COMPANY.” Please file a copy of the actual, executed Merger Agreement, or advise.

Response: The Agreement and Plan of Merger (the “Merger Agreement”) was entered into by each of Harmony Biosciences Holdings, Inc., Xylophone Acquisition Corp. and Zynerba Pharmaceuticals, Inc. as of August 14, 2023. On such date, the Merger Agreement and the obligations of the parties thereunder became binding thereon. The cover page disclaimer was retained in the executed version of the Merger Agreement in error. The substance of the Merger Agreement is not impacted by this error and the Merger Agreement remains in full force and effect as filed. Concurrently with our submission of this letter, the Filing Persons are filing an amendment to the Current Report on Form 8-K filed on August 14, 2023 (File No. 001-39450) (the “Form 8-K/A”), which provides for a corrected Merger Agreement without the cover page disclaimer. Also concurrently with our submission of this letter, the Filing Persons are filing the TO Amendment providing, among other things, that the Merger Agreement filed in the Form 8-K/A is incorporated by reference to the Schedule TO-T instead of the prior version filed.

Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing.

Sincerely,

/s/ Peter Cohen-Millstein

Hogan Lovells US LLP

cc:	William Intner, Hogan Lovells US LLP